SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom Announces
New Fixed Telephone Service Prices

Lisbon, Portugal, 26 April 2004 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) announces that the Portuguese telecommunications regulator (Anacom) and Directorate General for Enterprise (Direcção Geral de Empresas) have approved the 2004 fixed telephone service prices proposed by PT Comunicações.

These prices were set within the Universal Service Convention complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004.

The new prices will become effective as of 2 May 2004, as set out below:

		2004

Installation Fee		71.83
Monthly Fee		12.66

Calls	Local	Regional	National

Set up Price	0.070	0.070	0.070
Time Credit (seconds)	60	30	15
Price per minute
Peak(1)	0.030	0.040	0.050
Off Peak(2)	0.010	0.020	0.030

Note: all prices in Euros exclude VAT.
(1) Peak: working days from 9.00 a.m. to 9.00 p.m..
(2) Off Peak: working days from 9.00 p.m. to 9.00 a.m. and non working days.

The nominal change in prices will be the following:

Nominal Changes	2 May 2004	FY 2004 Average

Installation	0.0	0.0
Monthly Rental	2.9	2.5
Traffic
Local	3.0	2.1
Regional	-16.8%	-12.6%
National	-24.0%	-18.0%

Total Basket	-1.20%	-0.76%

These changes in prices represent a further rebalancing of fixed telephony prices, thus reinforcing PT’s competitive position in the domestic market.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.